3161 MICHELSON DRIVE • SUITE 800 • IRVINE, CALIFORNIA 92612.4408

TELEPHONE: +1.949.851.3939 • FACSIMILE: +1.949.553.7539

DIRECT NUMBER: (949) 553-7528 JBEESON@JONESDAY.COM

August 12, 2019

Mr. Tim Buchmiller

Mr. Russel Mancuso

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, DC 20549

Re:	New Misonix, Inc.

Registration Statement on Form S-4

Filed May 29, 2019

File No. 333-231797

Dear Messrs. Buchmiller and Mancuso:

On behalf of our client, New Misonix, Inc. (“New Misonix” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated August 9, 2019 regarding the Company’s Amendment No. 3 to the registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2019, File No. 333-231797. In connection with this letter, the Company is today filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) by EDGAR. We are separately furnishing to the Staff courtesy copies of Amendment No. 4 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 4 unless indicated otherwise.

Amendment No. 4 to Form S-4 filed August 12, 2019

Background of the Transactions, page 73

1.

Your revision on page 77 appears to indicate the ten-year projections were based upon the materials and presentation of J.P. Morgan. Please file J.P. Morgan’s consent. See the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 233.02 available on the Commission’s website.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROITDUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • SAN DIEGO SAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Attn: Tim Buchmiller

Legal Branch Chief

August 12, 2019

Response: In response to the Staff’s comment, the disclosure on page 77 of Amendment No. 4 has been revised.

Selected Unaudited Prospective Financial Information, page 107

2.	Please disclose the 2019 information that you deleted from this amendment.

Response: In response to the Staff’s comment, the disclosure on pages 107, 108, and 109 of Amendment No. 4 has been revised. Additionally, we respectfully submit that the projections were prepared by Misonix and reviewed by J.P. Morgan. We therefore do not believe that a consent from JP Morgan is required.

Material U.S. Federal Income Tax Consequences of the Mergers, page 113

3.

We note your response to prior comment 3; however, from your revisions to the last sentence of the first paragraph of this section, it appears that you continue to omit tax consequences to holders of equity appreciation rights who may also be holders of membership interests. It is unclear how this omission is consistent with Form S-4 Item 4(a)(6). Please advise or revise your disclosure and exhibits as appropriate.

Response: In response to the Staff’s comment, the disclosure on page 113 of Amendment No. 4 has been revised.

Choice of Forum, page 180

4.

We note your revisions in response to prior comment 7 but continue to note that the disclosure on page 180 that the Court of Chancery of the State of Delaware will be the exclusive forum for “any state” law derivative action or proceeding does not reconcile to the exclusive forum provisions in Annex B, or to the disclosure regarding that provision on pages 54 and 211, each of which indicates that the provision would apply to “any derivative action.” Also, your reference to “any other claim for which the federal courts have exclusive jurisdictions” on pages 212 and B-4 does not appear to reconcile with your disclosure on pages 55 and 180 regarding “any claim in which exclusive jurisdiction is vested in a court or forum other than the Court of Chancery.” Please revise for consistency as appropriate.

Response: In response to the Staff’s comment, the disclosure on pages 55 and 180 of Amendment No. 4 has been revised.

Incorporation of Certain Documents by Reference, page 216

5.

It is unclear why you deleted filings previously incorporated by reference given the language in Form S-4 regarding incorporating reports filed since the end of the fiscal year covered by the Form 10-K that you have incorporated by reference. Please revise as appropriate.

Attn: Tim Buchmiller

Legal Branch Chief

August 12, 2019

Response: In response to the Staff’s comment, the disclosure on page 216 of Amendment No. 4 has been revised.

6.	Regarding your response to prior comment 12:

•

It continues to appear that information in at least one document under Rule 425 is not included in your prospectus. We note for example the paragraph preceding the caption “Sales Performance Supplemental Data” in the document filed May 8, 2019. Therefore, it remains unclear why the first two sentences of the last paragraph on page 216 are appropriate.

•

It appears from your response to the second bullet of prior comment 12 that you believe that operating income and net income in the first year following the completion of the transaction will be unchanged from the amounts projected to result from Misonix and Solsys each operating separately during the periods disclosed on pages 107-108. If so, please revise your prospectus to make your belief in this regard clear given the statement regarding revenues in the first year following the transaction that you have included on page 85.

Response: In response to the Staff’s comment, the disclosure on pages 85 and 216 of Amendment No. 4 has been revised.

Exhibits 8.1 and 8.2, page II-5

7.

We note your response to prior comment 14. It is unclear how the revised opinions cover all tax disclosure in your prospectus, as appropriate; we continue to note, for example, the disclosure on page 49. Please advise or revise as appropriate.

Response: In response to the Staff’s comment, the tax opinions have been further revised to include the disclosure on page 49.

*    *    *    *

If you have any questions with respect to the foregoing, please do not hesitate to call me at (949) 553-7528, Krunal Shah at (404) 581-8362 or Swathi Padmanabhan at (404) 581-8401.

Very truly yours,

/s/ Jonn R. Beeson

Attn: Tim Buchmiller

Legal Branch Chief

August 12, 2019

cc:	Securities and Exchange Commission

Eric Atallah

Kevin Kuhar

Misonix, Inc.

Stavros Vizirgianakis

Joseph Dwyer

Solsys Medical, LLC

Allan Staley

Jones Day

Krunal Shah

Swathi Padmanabhan

Justin Smith

Greenberg Traurig

Flora Perez

Laurie Green